恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

082-03964

RECEIVED

2007 JUN 15 A 6:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: HASE/TL/HI/05066

6th June, 2007

07024516

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Acquisition of Interests in certain companies in the Company's Group by Henderson Land Development Company Limited

We enclose for your information a copy of the Company's announcement on 5th June, 2007 in relation to the result of the hearing for petition for confirmation by the Court of the reduction of the share premium account, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

Timon Liu
Company Secretary

PROCESSED
JUN 20 2007
THOMSON FINANCIAL

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 97)

VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION

ACQUISITION OF INTERESTS IN CERTAIN COMPANIES IN THE HENDERSON INVESTMENT LIMITED GROUP BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED

PROPOSED REDUCTION OF SHARE PREMIUM ACCOUNT

PROPOSED DISTRIBUTION

The HIL Board is pleased to announce that on 5 June 2007 the Court made an order confirming the Share Premium Reduction.

Reference is made to the joint announcement of Henderson Land Development Company Limited and Henderson Investment Limited (the "**Company**") dated 27 March 2007 (the "**Joint Announcement**") and the announcements of the Company dated 14, 22 and 30 May 2007 respectively. Unless otherwise defined herein, terms used herein shall have the same meanings as those defined in the Joint Announcement.

The HIL Board is pleased to announce that on 5 June 2007 the Court made an order (the "**Court Order**") confirming the Share Premium Reduction which was previously approved by a special resolution passed by the HIL Shareholders at the EGM held on 14 May 2007.

It is expected that the Court Order will be registered by the Registrar of Companies in Hong Kong on 6 June 2007. After due registration of the Court Order, the Share Premium Reduction will become effective upon Completion of the Acquisition Agreement, which is currently scheduled to take place on 13 June 2007, and a distribution of HK$5.00 per HIL Share will then be made to the HIL Shareholders whose names appear on the register of

RECEIVED
2007 JUN 15 A 6: 55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

members of the Company on Monday, 11 June 2007 (on which day the register of members of the Company will be closed as previously announced). Cheques for the distribution will be despatched on the date of Completion.

By Order of the Board
Henderson Investment Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 5 June 2007

As at the date of this announcement, the board of directors of the Company comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.

END